Exhibit 99.1

NOTICE

TO:     Alberta Securities Commission and any other Securities Regulatory Authority in Canada

RE:     Declaring Intention to be Qualified under National Instrument 44-101 Short Form Prospectus Distributions (NI 44-101)

Brookfield Residential Properties Inc. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

DATED as of the 28th day of August, 2012.

BROOKFIELD RESIDENTIAL PROPERTIES INC.

Per:	“Craig Laurie”
Name: Craig Laurie Title: Executive Vice President & Chief Financial Officer